EXHIBIT 99.2

Virax Biolabs Group Limited Announces Closing of $5 Million Private Placement

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Extends cash runway into first half of 2028, beyond planned completion of ViraxImmuneTMUS based regulatory study in post-acute sequelae of COVID-19 (“PASC”, or long COVID) and submission to the FDA, completion of UK based regulatory study in post-acute infection syndrome (PAIS) and submission to MHRA along with expansion of our immune-profiling platform and partnerships.

LONDON, December 4, 2025/PRNewswire/-- Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative biotechnology company dedicated to the advancement of immunology research and diagnostics, announced today the closing of its previously announced private placement of its securities for total gross proceeds of $5 million, before deducting placement agent fees and other offering expenses.

Virax sold and issued 12,500,000 of its ordinary shares (or ordinary share equivalents) and preferred investment options to purchase up to 12,500,000 ordinary shares for a combined purchase price of $0.3999 per pre-funded warrant and accompanying preferred investment option. The pre-funded warrants have an exercise price of $0.0001 per share, may be exercised commencing on the issuance date and do not expire. The preferred investment options have an exercise price of $0.40 per ordinary share and are exercisable immediately upon issuance for a period of five years from the effective date of the Initial Registration Statement (as defined below).

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

Virax intends to use the net proceeds from the offering for general working capital needs, expecting to extend the Company’s cash runway into the first half of 2028, which is beyond planned completion of the US based post-acute sequelae of COVID-19 (“PASC”, or long COVID) study for submission to the FDA, as well as completion of the UK studies in post-acute infection syndrome (PAIS) for submission to the MHRA.

The offer and sale of the foregoing securities were made in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Under an agreement with the investor, Virax agreed to file an initial registration statement (the “Initial Registration Statement”) with the U.S. Securities and Exchange Commission (the "SEC") registering the resale of the ordinary shares issuable upon the exercise of the pre-funded warrants and preferred investment options sold in the private placement and to have the registration statement declared effective as promptly as practical thereafter, and in any event no later than 45 days following the date of the agreement in the event of a "full review" by the SEC.

In addition, effective as of the closing, the Company has agreed to (i) reduce the exercise price of its outstanding Series A Preferred Investment Options and Series B Preferred Investment Options to purchase up to an aggregate of 1,200,000 ordinary shares issued to the investor on March 10, 2023, from $2.934 to $0.40 per share, which is the exercise price of the preferred investment options being issued in this offering and (ii) extended the term of such preferred investment options to the fifth anniversary of the effective date of the Initial Registration Statement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities referred to herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is an innovative biotechnology company focused on the detection of immune responses to and diagnosis of viral diseases. Virax Biolabs Group Limited is developing T cell-based test technologies with the intention of providing an immunology profiling platform. T cell testing can be particularly effective in the diagnosis and therapeutics of post-acute infection syndromes such as Long COVID and other chronic conditions linked to immune dysregulation.

For more information, please visit www.viraxbiolabs.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: the intended use of net proceeds from the private placement; our cash runway; our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us, including market and other conditions. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2025. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

SOURCE Virax Biolabs Group Limited